

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 16, 2009

Mr. Patrick de la Chevardière
Chief Financial Officer
TOTAL S.A.
2, place de la Coupole
La Défense 6
92400 Courbevoie
France

       Re: **TOTAL S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2007
               Filed April 2, 2008
               Response Letter Dated June 3, 2009
               File No. 1-10888

Dear Mr. de la Chevardière:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated June 3, 2009

1.   We note your response of June 3, 2009. We understand that your payments to governments of the countries in which you develop projects may include royalties, taxes and other fees, in addition to the amounts that you invest in actual development of the projects. We also understand that you may make other cash payments or payments in kind to those governments or to entities controlled by those governments, including payments made for the purchase of oil. Finally, we understand that your operations may generate additional cash flow for those governments or entities controlled by those governments. In our view, you should expand your disclosure in future filings to make clear (i) the various types of cash payments or payments in kind that you make to, and additional cash flow that your operations generate for, the government of any country identified by the U.S. as a state sponsor of terrorism or any entity controlled by such a government, and (ii) the scope of such payments and additional cash flow, when the payments

and additional cash flow, individually or in the aggregate, involve a significant dollar amount beyond amounts invested in the projects described in the filing. In the staff's view, such disclosure is appropriate even where the dollar amounts involved are not quantitatively material to your operations.

Please provide us with a draft of the type of disclosure you intend to provide in response to this comment.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard Asthalter, Esq.